UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SABRE CORPORATION

File No. 333-193438 - CF#30827

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Sabre Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 10, 2014.

Based on representations by Sabre Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 22, 2022
Exhibit 10.41	through December 31, 2017
Exhibit 10.42	through December 31, 2017
Exhibit 10.43	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary